2008 NI 51-102 REQUEST FORM

To Registered Holders and Beneficial Holders of Trust Units (“Unitholders”)

National Instrument 51-102 requires that Enterra Energy Trust (the “Trust”) send annually to its Unitholders a request form to allow the Unitholders to elect to receive a copy of the Trust’s financial statements. If you wish to receive the Trust’s financial statements for 2008, please complete and return this form.

If you choose not to receive this information by mail, it will still be available to you on SEDAR at www.sedar.com, on EDGAR at www.sec.gov/edgar/shtml and on the Trust’s website at www.enterraenergy.com.

Please note that this request form will be mailed each year and Unitholders must return this form each year to remain on the Trust’s distribution list.

The undersigned Unitholder of the Trust hereby elects to receive:

__

Annual financial statements and MD&A of the Trust

__

Interim financial statements and MD&A of the Trust

NAME: (Please print)

____________________________________________

ADDRESS:

____________________________________________

____________________________________________

____________________________________________

____________________________________________

SIGNATURE:

_________________________________

DATE: _______________

I certify that I am a Unitholder of the Trust

By providing an e-mail address, you will be deemed to be consenting to the electronic delivery to you at such e-mail address of the interim financial statements and reports, if electronic delivery is allowed by applicable regulatory rules and policies.

EMAIL (optional):_______________________________

PLEASE RETURN TO:

Olympia Trust Company

2300, 125 – 9 Avenue SE

Calgary, Alberta

T2G 0P6